Filed by Exact Sciences Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Exact Sciences Corporation

Subject Company: Genomic Health, Inc.

SEC File No.: 000-51541

Date: October 29, 2019

The following is an excerpt from the Exact Sciences Corporation third-quarter 2019 earnings call:

Thank you, operator, and thank all of you for joining us for Exact Sciences’ third-quarter 2019 conference call. On the call today are Kevin Conroy, the company’s chairman and CEO; Jeff Elliott, our chief financial officer; and Mark Stenhouse, President of Cologuard. Exact Sciences issued a news release earlier this afternoon detailing our third-quarter financial results. This news release and today’s presentation are available on our website at exactsciences.com During today’s call, we will make forward-looking statements based on current expectations. Our actual results may be materially different from such statements. Descriptions of the risks and uncertainties associated with Exact Sciences are included in our SEC filings, which can be accessed through our website. It is now my pleasure to introduce the company’s chairman and CEO, Kevin Conroy. Thank you for joining us this afternoon. The Exact Sciences team delivered another strong quarter and made significant progress enhancing our internal infrastructure, positioning us for long-term, sustainable growth. We screened 456,000 people with Cologuard in the third quarter and more than 3 million people over the last 5 years. During the quarter, the team delivered $219 million in revenue. We also implemented Epic’s best-in-class electronic health record system as the foundation of our IT infrastructure, began processing Cologuard samples at our new lab, and prepared for the Genomic Health combination. We made meaningful progress on our pipeline, with an expanded label for Cologuard to include people ages 45 through 49 and new data for Cologuard 2.0 and our liver cancer test. Exact Sciences is positioned to be the cancer diagnostics leader for years to come. The strong foundation we’ve built for Cologuard and the capabilities being added by the Genomic Health team will help us capture a significant portion of our combined $20 billion total addressable market and deliver more innovative diagnostic tests to people in need.

Today we will review our third quarter financial performance and full-year guidance and discuss progress on our 2019 priorities. Our CFO, Jeff Elliott, will now review our financial results. Thanks, Kevin, and good afternoon everyone. Third-quarter revenue increased 85 percent to 219 million dollars on strong Cologuard test volume growth. Average Cologuard revenue per test was 479 dollars, in line with the second quarter. We expect revenue per test in the 480-dollar range during the fourth quarter. Third-quarter Cologuard cost of sales improved 10 dollars to 114 dollars per completed test. Lab and operational efficiencies helped offset additional costs from the opening of our new lab. We expect fourth-quarter cost per test to be in the low-to-mid 120-dollar range, as we’ll have a full-quarter impact of the new lab. Over time, we’ll work to offset the new lab costs through volume leverage and operational efficiencies, and we continue to see a clear path to Cologuard cost per test of 100 dollars or better. Third-quarter gross margin was 76 percent, an increase of 130 basis points. Third-quarter operating expense totaled 202 million dollars, up 56 percent, which was 29 points slower than revenue growth. Total selling and marketing expense of 86 million dollars was better than expected due to the timing of certain marketing programs. Selling and marketing included the Pfizer service fee of 16 million dollars, which was about 2 million dollars more than we had assumed in guidance. G&A expense of 81 million dollars included 7 million dollars in transaction-related costs for the planned Genomic Health combination, as well as 2 million dollars in integration-related costs, neither of which were factored into guidance. We also invested in our IT infrastructure with the launch of Epic and an upgrade to our SAP ERP system. R&D expense was 35 million dollars. We invested in sample collection activities and studies to support our pipeline, including expanding Cologuard’s label to age 45, Cologuard 2.0, and our liver cancer test.

In the fourth quarter, we expect operating expense to increase about 10 million dollars sequentially due primarily to additional selling and marketing efforts. We expect G&A to be relatively flat, excluding any fourth-quarter Genomic Health costs. We expect R&D to be relatively flat with the third quarter. Total third-quarter CapEx was 41 million dollars. For the full year, we expect CapEx of approximately 185 million dollars. Third-quarter cash use totaled 79 million dollars, including 43 million dollars paid to Pfizer for service fees incurred from the beginning of the partnership through the end of June. We ended the quarter with cash and securities of 1.2 billion dollars. Turning to our guidance, we expect revenue of 802 to 810 million dollars, and Cologuard volume of 1.67 to 1.68 million tests. With just two months left in the year and the major holidays still in front of us, you should focus on the guidance range as the most likely view of how we see results playing out. For the fourth quarter we expect revenue of 221 to 229 million dollars. I will now turn the call back to Kevin. Thanks, Jeff. The Exact Sciences team is focused on 3 priorities in 2019: 1. 2. 3. Powering our partnership with Pfizer, Enhancing Cologuard, and Advancing our pipeline of blood-based cancer diagnostic tests. Starting with our first priority. We’re confident that we can capture at least 40% of the U.S. colorectal cancer screening market from about 5% today. Our talented sales teams, partnership with Pfizer, innovative marketing campaign, and deep payer relationships provide a powerful commercial organization to support Cologuard’s growth. The Pfizer partnership has been valuable in driving Cologuard’s adoption, and the teams are working well together. Partnering with gastroenterologists will help Cologuard reach more people. In July, we launched a new GI sales team to call on these important influencers in colon cancer screening.

During the third quarter, we accomplished two major milestones in building a robust infrastructure to support Cologuard’s growth. We began processing tests at our new lab in Madison, increasing our total lab capacity to 7 million tests per year. We also successfully implemented Epic’s powerful health IT platform. Epic’s EHR system will provide an enhanced experience for Cologuard users, physicians, and our employees. In the future, Epic will enable electronic ordering for a greater share of our customers. It will also allow powerful analysis and enhance our understanding of the entire Cologuard experience, improving our patient compliance and rescreening efforts. Our second priority is enhancing Cologuard. There are two main components of this goal for 2019 – expanding Cologuard’s label to include ages 45 to 49 and laying the foundation for an improved version of Cologuard. Expanding Cologuard’s label is an important opportunity for growth and for detecting colorectal cancer earlier. Last month, the FDA approved our label expansion, providing access to Cologuard for the 19 million average risk, unscreened Americans ages 45 to 49, and increasing its total addressable market by $3 billion to $18 billion. Over the last 25 years, colorectal cancer incidence has increased more than 50 percent in people under the age of 50. It’s incredibly important to screen younger people earlier, and Cologuard is a convenient, effective option that fits well into this younger age group’s busy lifestyle. Insurance coverage is essential to broad adoption in healthcare. Several national and regional payers have lowered their covered screening age for Cologuard to 45 following the American Cancer Society guideline update last year, including Aetna, CareFirst, and Blue Shield of California. This is encouraging progress, and our team is engaging with other payers, educating our salesforce, and developing new marketing plans to help increase awareness for the importance of screening in this age group. Cologuard 2.0 has the potential to lift Cologuard’s clinical and economic value proposition even higher and further differentiate it as a front-line screening test. Our primary goal is to increase Cologuard’s specificity while maintaining a high level of sensitivity. Higher specificity further enhances the overall health economic performance of Cologuard in the screening setting. Today, we presented data at the American College of Gastroenterology scientific meeting, demonstrating that we have identified markers with the potential to achieve our performance goals. At 92% specificity, the new markers were 92% sensitive for cancer and 65% sensitive for precancerous polyps. We are pleased with these strong results, as we saw a 5-point increase in specificity while maintaining a similar level of sensitivity. It’s important to note the precancerous polyps tested in this study were typically larger in size than we saw in our large prospective trial for Cologuard, and therefore likely easier to detect. We may see some precancer sensitivity improvement with Cologuard 2.0 from the current markers, however the size of precancerous polyps, stage of cancer, timing of sample collection relative to colonoscopy, and many other factors can enhance performance in case-control studies. Based on these strong results, we’re initiating BLUE-C, a prospective pivotal trial, to validate the performance of this new, enhanced version of Cologuard and prepare for an FDA submission. We plan to enroll our first patient in BLUE-C next month. This is an exciting step toward setting an even higher bar in the early, accurate detection of colorectal cancer. Real-world evidence is critical to supporting continued Cologuard adoption over time. Working with Mayo Clinic, we recently initiated Voyage, a 150,000 patient, prospective, observational study of individuals using Cologuard for routine screening. This 7-year study will follow individuals to evaluate the real-world impact of Cologuard on screening, incidence, and mortality rates. Our third priority is advancing our blood-based cancer diagnostics program. We are uniquely positioned to be the leading cancer diagnostics company for years to come. Our collaboration with Mayo Clinic and the success of Cologuard provide a platform for future advancement. The combination with Genomic Health will build on our success, creating an even stronger growth platform for Cologuard, Oncotype DX, and our pipeline. We’re bringing together some of the greatest minds in cancer diagnostics to form a best-in-class research, development, clinical, and commercial organization. Together, we’ll have the global infrastructure and a stronger financial profile to accelerate the availability and growth of new, innovative tests to patients in need.

Liver cancer is the number two cancer killer globally, and patients with advanced liver disease need more accurate and convenient testing options. We’re presenting data at the American Association for the Study of Liver Diseases meeting next month demonstrating superior performance of our liver test compared to the alpha fetoprotein test. We’ll provide more details about these data after they are presented at AASLD and no longer under embargo. We’re also enrolling additional patients to finalize test development, and plan to make the test available in the second half of next year. Our goal is to generate real-world evidence to support guideline inclusion, broad reimbursement, and adoption over time. We believe tests that can accurately detect precancer and early-stage colorectal cancer, like Cologuard and colonoscopy, will lead the U.S. screening market, while a blood-based test could provide another option for some people. To support validation of our blood-based colorectal cancer screening test and create significant cost and time efficiencies, we plan to collect blood and stool in our BLUE-C study beginning in the coming weeks. Our years of work with Mayo Clinic combined with our low-cost, accurate testing platform and extensive clinical trial, regulatory, and commercial capabilities, position us as the leader in this space. We’re now happy to take your questions. Thank you for joining us today to review our third quarter results and the progress we made toward our 2019 priorities. The Exact Sciences team delivered another strong quarter and made significant progress enhancing our internal infrastructure and advancing our pipeline, positioning us for long-term, sustainable growth. Thank you to the entire team at Exact Sciences for your hard work and continued commitment to our mission. Thank you.

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Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this communication regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations;  the ability of Exact Sciences and Genomic Health to receive the required regulatory approvals for the proposed merger with Genomic Health and approval of Genomic Health’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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Additional Information

In connection with the proposed transaction, Exact Sciences has filed with the SEC a registration statement on Form S-4 (File No. 333-233538), which includes a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on October 4, 2019 and Genomic Health commenced mailing the proxy statement/prospectus to stockholders of Genomic Health on or about October 7, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at (608) 535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300.

Participants in the Solicitation

Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities

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laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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